SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended         December 31, 1996
                         -----------------------------------

                                       OR

[  ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to
                               ---------------------  ---------------------

                         Commission file number 1-10509


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              SNYDER OIL COPORATION
                         PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SNYDER OIL CORPORATION
                                 777 MAIN STREET
                             FORT WORTH, TEXAS 76102

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Advisory Committee of the
Snyder Oil Corporation Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Snyder Oil Corporation Profit Sharing and Savings Plan ("the Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1996, 1995, and 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years ended December 31, 1996, 1995, and 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Schedule I) and supplemental schedule of reportable transactions (Schedule II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Dallas, Texas,
    June 4, 1997

                              SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN
                              ------------------------------------------------------

                      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                      -------------------------------------------------------------------------

                                                 AS OF DECEMBER 31, 1996
                                                 -----------------------



                                                                           Participant Directed
                                       ---------------------------------------------------------------------------------------------
                                                                                                            Short-
                                          Growth        Asset       S & P 500      Money        SOCO     Intermediate  International
                                          Stock       Allocation      Stock        Market       Stock        Term         Equity
                                           Fund          Fund         Fund          Fund        Fund         Fund          Fund
                                       -----------  -------------  ---------    -----------   ---------- ------------- -------------

ASSETS:
 Investments, at fair market value-
   Growth Stock Fund                    $5,160,894   $     -       $     -      $     -       $     -       $     -        $   -
   Asset Allocation Fund                   -          3,807,673          -            -             -             -            -
   S & P 500 Stock Fund                    -               -          3,304,654       -             -             -            -
   Money Market Fund                       -               -             -       1,615,225          -             -            -
   Snyder Oil Corporation Stock Fund       -               -             -            -        1,502,269          -            -
   Short-Intermediate Term Fund            -               -             -            -             -        1,329,346         -
   International Equity Fund               -               -             -            -             -             -         831,744
   Patina Stock Fund                       -               -             -            -             -             -            -
   Participant loans                       -               -             -            -             -             -            -
                                        ----------   ----------   ----------    ----------    ----------    ---------- -------------

        Total assets                     5,160,894    3,807,673    3,304,654     1,615,225     1,502,269     1,329,346      831,744
                                        ----------   ----------   ----------    ----------    ----------    ---------- -------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                     $5,160,894   $3,807,673   $3,304,654    $1,615,225    $1,502,269    $1,329,346     $831,744
                                        ==========   ==========   ==========    ==========    ==========    ==========     ========

                                        -----------------------
                                          Patina   Participant
                                          Stock       Loan
                                          Fund        Fund         Total
                                        ---------  ------------ -------------

ASSETS:
 Investments, at fair market value-
   Growth Stock Fund                     $   -       $    -       $ 5,160,894
   Asset Allocation Fund                     -            -         3,807,673
   S & P 500 Stock Fund                      -            -         3,304,654
   Money Market Fund                         -            -         1,615,225
   Snyder Oil Corporation Stock Fund         -            -         1,502,269
   Short-Intermediate Term Fund              -            -         1,329,346
   International Equity Fund                 -            -           831,744
   Patina Stock Fund                      142,217         -           142,217
   Participant loans                         -         274,081        274,081
                                         --------     --------    -----------

        Total assets                      142,217      274,081     17,968,103
                                         --------     --------    -----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                      $142,217     $274,081    $17,968,103
                                         ========     ========    ===========


                            The accompanying notes are an integral part of this financial statement.

                                     SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN
                                     ------------------------------------------------------

                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                             -------------------------------------------------------------------------

                                                       AS OF DECEMBER 31, 1995
                                                       -----------------------


                                                                         Participant Directed
                                     ------------------------------------------------------------------------------------
                                                                                                    Short-
                                       Growth      Asset      S & P 500     Money       SOCO     Intermediate Participant
                                        Stock    Allocation     Stock       Market      Stock       Term         Loan
                                        Fund        Fund        Fund         Fund       Fund        Fund         Fund       Total
                                     ----------  ----------  ----------   ----------  ---------  -----------  ----------- ----------

ASSETS:
 Investments, at fair market value-
  Asset Allocation Fund              $   -       $4,206,471  $   -        $   -        $   -      $   -        $   -      $4,206,471
  Growth Stock Fund                   3,764,303      -           -            -            -          -            -       3,764,303
  S & P 500 Stock Fund                   -           -        2,552,758       -            -          -            -       2,552,758
  Money Market Fund                      -           -           -         1,267,440       -          -            -       1,267,440
  Short-Intermediate Term Fund           -           -           -            -            -       1,214,214       -       1,214,214
  Snyder Oil Corporation Stock Fund      -           -           -            -         576,461       -            -         576,461
  Participant loans                      -           -           -            -            -          -         226,518      226,518
                                     ----------  ----------  ----------   ----------   --------   ----------   --------  -----------
        Total assets                  3,764,303   4,206,471   2,552,758    1,267,440    576,461    1,214,214    226,518   13,808,165
                                     ----------  ----------  ----------   ----------   --------   ----------   --------  -----------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                  $3,764,303  $4,206,471  $2,552,758   $1,267,440   $576,461   $1,214,214   $226,518  $13,808,165
                                     ==========  ==========  ==========   ==========   ========   ==========   ========  ===========




                           The accompanying notes are an integral part of this financial statement.

                                                               3


                                             SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN
                                             ------------------------------------------------------

                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                               ------------------------------------------------------------------------------------

                                                       FOR THE YEAR ENDED DECEMBER 31, 1996
                                                       ------------------------------------



                                                                         Participant Directed
                                     -----------------------------------------------------------------------------------------------
                                                                                                    Short-
                                       Growth      Asset      S & P 500     Money       SOCO    Intermediate International  Patina
                                        Stock    Allocation     Stock       Market      Stock       Term        Equity      Stock
                                        Fund        Fund        Fund         Fund       Fund        Fund         Fund        Fund
                                     ----------  ----------  ----------  ----------  ----------  -----------  -----------  --------


ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income-
      Interest and dividend income   $     -     $     -     $     -     $   70,230  $     -     $ -           $   -       $ -
      Net realized and unrealized
        appreciation
        in fair value of investments    533,200     385,073     586,317        -        530,358      30,110      14,399      38,518
                                     ----------  ----------  ----------  ----------  ----------  ----------    --------    --------

                                        533,200     385,073     586,317      70,230     530,358      30,110      14,399      38,518
                                     ----------  ----------  ----------  ----------  ----------  ----------    --------    --------

    Contributions
      Employers                         333,766     223,038     230,266     149,668      79,129      97,993      57,140        -
      Participants                      350,393     267,045     253,691     205,031     111,913     102,585      25,291        -
      Transfer of Plan Assets           696,351     167,976     139,244     100,916        -         51,121      69,114     106,191
                                     ----------  ----------  ----------  ----------  ----------  ----------    --------    --------

                                      1,380,510     658,059     623,201     455,615     191,042     251,699     151,545     106,191
                                     ----------  ----------  ----------  ----------  ----------  ----------    --------    --------

        Total additions               1,913,710   1,043,132   1,209,518     525,845     721,400     281,809     165,944     144,709
                                     ----------  ----------  ----------  ----------  ----------  ----------    --------    --------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to participants       457,557     339,110     291,825     542,771      91,820     140,684       5,586       2,492
                                     ----------  ----------  ----------  ----------  ----------   ---------    --------    --------

        Total deductions                457,557     339,110     291,825     542,771      91,820     140,684       5,586       2,492
                                     ----------  ----------  ----------  ----------  ----------   ---------    --------    --------

NET INCREASE (DECREASE)
  IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                   1,456,153     704,022     917,693     (16,926)    629,580     141,125     160,358     142,217

TRANSFERS BETWEEN FUNDS                 (59,562) (1,102,820)   (165,797)    364,711     296,228     (25,993)    671,386        -

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year         3,764,303   4,206,471   2,552,758   1,267,440     576,461   1,214,214        -           -
                                     ----------  ----------  ----------  ----------  ----------  ----------   ---------    --------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year              $5,160,894  $3,807,673  $3,304,654  $1,615,225  $1,502,269  $1,329,346    $831,744    $142,217
                                     ==========  ==========  ==========  ==========  ==========  ==========    ========    ========
                                     -----------
                                     Participant
                                        Loan
                                        Fund         Total
                                     -----------  ------------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income-
      Interest and dividend income     $ 28,589   $    98,819
      Net realized and unrealized
        appreciation
        in fair value of investments       -        2,117,975
                                       --------   -----------
                                         28,589     2,216,794
                                       --------   -----------
    Contributions-
      Employers                            -        1,171,000
      Participants                         -        1,315,949
      Transfer of Plan Assets            36,934     1,367,847
                                       --------   -----------
                                         36,934     3,854,796
                                       --------   -----------
        Total additions                  65,523     6,071,590
                                       --------   -----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to participants        39,807     1,911,652
                                       --------   -----------
        Total deductions                 39,807     1,911,652
                                       --------   -----------
NET INCREASE (DECREASE)
  IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                      25,716     4,159,938

TRANSFERS BETWEEN FUNDS                  21,847          -

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year           226,518    13,808,165
                                       --------   -----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year                $274,081   $17,968,103
                                       ========   ===========


                            The accompanying notes are an integral part of this financial statement.



                                      SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN
                                      ------------------------------------------------------

                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                        ------------------------------------------------------------------------------------

                                                FOR THE YEAR ENDED DECEMBER 31, 1995
                                                ------------------------------------


                                                                        Participant Directed
                                     ------------------------------------------------------------------------------------
                                                                                                    Short-
                                       Growth      Asset      S & P 500     Money       SOCO     Intermediate Participant
                                        Stock    Allocation     Stock       Market      Stock       Term         Loan
                                        Fund        Fund        Fund         Fund       Fund        Fund         Fund       Total
                                     ----------  ----------  ----------   ----------  ---------  -----------  ----------- ----------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income-
      Interest and dividend income   $     -     $     -     $     -      $   46,048   $    -     $       -    $ 17,391   $   63,439
      Net realized and unrealized
        appreciation
        in fair value of investments    932,199     926,958     641,778       21,335    (111,928)     149,850      -       2,560,192
                                     ----------  ----------  ----------   ----------   ---------   ----------  ---------  ----------

                                        932,199     926,958     641,778       67,383    (111,928)     149,850    17,391    2,623,631
                                     ----------  ----------  ----------   ----------   ---------   ----------  --------  -----------

    Contributions
      Employers                         278,031     257,215     162,975      128,958     108,962      100,859      -       1,037,000
      Participants                      370,329     377,737     245,174      195,663     181,274      160,793      -       1,530,970
                                     ----------  ----------  ----------   ----------   ---------   ----------  --------  -----------

                                        648,360     634,952     408,149      324,621     290,236      261,652      -       2,567,970
                                     ----------  ----------  ----------   ----------   ---------   ----------  --------  -----------

        Total additions               1,580,559   1,561,910   1,049,927      392,004     178,308      411,502    17,391    5,191,601
                                     ----------  ----------  ----------   ----------   ---------   ----------  --------  -----------


DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to participants       377,414     434,773     298,479      191,066     102,409       78,086    61,003    1,543,230
                                     ----------  ----------   ---------   ----------   ---------   ----------  --------  -----------

        Total deductions                377,414     434,773     298,479      191,066     102,409       78,086    61,003    1,543,230
                                     ----------  ----------   ---------   ----------   ---------   ----------  --------  -----------

NET INCREASE (DECREASE)
  IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                   1,203,145   1,127,137     751,448      200,938      75,899      333,416   (43,612)   3,648,371

TRANSFERS BETWEEN FUNDS                 149,447    (117,363)    132,243      (34,045)   (118,343)    (134,872)  122,933       -

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year         2,411,711   3,196,697   1,669,067    1,100,547     618,905    1,015,670   147,197   10,159,794
                                     ----------  ----------  ----------   ----------   ---------   ----------  --------  -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year              $3,764,303  $4,206,471  $2,552,758   $1,267,440   $ 576,461   $1,214,214  $226,518  $13,808,165
                                     ==========  ==========  ==========   ==========   =========   ==========  ========  ===========





                            The accompanying notes are an integral part of this financial statement.


                                      SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN
                                      ------------------------------------------------------

                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                        ------------------------------------------------------------------------------------

                                                 FOR THE YEAR ENDED OF DECEMBER 31, 1994
                                                 ---------------------------------------

                                                                         Participant Directed
                                     ------------------------------------------------------------------------------------
                                                                                                    Short-
                                       Growth      Asset      S & P 500     Money       SOCO     Intermediate Participant
                                        Stock    Allocation     Stock       Market      Stock       Term         Loan
                                        Fund        Fund        Fund         Fund       Fund        Fund         Fund       Total
                                     ----------  ----------  ----------   ----------  ---------  -----------  ----------- ----------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income-
      Interest and dividend income   $     -     $     -     $     -      $   28,137   $   -      $     -     $ 10,211    $  38,348
      Net realized and unrealized
        appreciation (depreciation)
        in fair value of investments     42,035     (86,024)      14,764        -      (106,017)     (34,501)     -        (169,743)
                                     ----------  ----------   ----------  ----------  ---------   ----------  --------   ----------

                                         42,035     (86,024)      14,764      28,137   (106,017)     (34,501)   10,211     (131,395)
                                     ----------  ----------   ----------  ----------  ---------   ----------  --------   ----------

    Contributions
      Employers                         200,307     244,205      139,995     102,181    115,492       97,820      -         900,000
      Participants                      327,430     380,703      237,938     153,606    217,527      144,897      -       1,462,101
                                     ----------  ----------   ----------  ----------  ---------   ----------  --------  -----------

                                        527,737     624,908      377,933     255,787    333,019      242,717      -       2,362,101
                                     ----------  ----------   ----------  ----------  ---------   ----------  --------  -----------

        Total additions                 569,772     538,884      392,697     283,924    227,002      208,216    10,211    2,230,706
                                     ----------  ----------   ----------  ----------  ---------   ----------  --------  -----------


DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to participants        17,880      77,053      153,223     162,139     41,791      215,444     7,661      675,191
                                     ----------  ----------   ----------  ----------  ---------   ----------  --------  -----------

        Total deductions                 17,880      77,053      153,223     162,139     41,791      215,444     7,661      675,191
                                     ----------  ----------   ----------  ----------  ---------   ----------  --------  -----------

NET INCREASE (DECREASE)
  IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                     551,892     461,831      239,474     121,785    185,211       (7,228)    2,550    1,555,515

TRANSFERS BETWEEN FUNDS                  98,411    (214,017)     (12,495)    566,770   (215,603)    (266,966)   43,900         -

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year         1,761,408   2,948,883    1,442,088     411,992    649,297    1,289,864   100,747    8,604,279
                                     ----------  ----------   ----------  ----------  ---------   ----------  --------  -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year              $2,411,711  $3,196,697   $1,669,067  $1,100,547  $ 618,905   $1,015,670  $147,197  $10,159,794
                                     ==========  ==========   ==========  ==========  =========   ==========  ========  ===========




                            The accompanying notes are an integral part of this financial statement.

             SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1)    DESCRIPTION OF THE PLAN

The following description of the Snyder Oil Corporation Profit Sharing and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing and 401(k) savings plan adopted on January 1, 1983, for the benefit of eligible employees of Snyder Oil Corporation ("SOCO"). In 1996, the Plan was amended to allow for more than one employer in anticipation of an additional employer, Patina Oil and Gas Corporation ("Patina"), adopting the Plan. Patina, a 74% owned SOCO affiliate and the successor entity to Gerrity Oil and Gas Corporation, adopted the Plan for the benefit of its eligible employees who may elect to participate in the Plan. Effective August 16, 1996, the Gerrity Oil and Gas Corporation 401(k) plan assets, originally effective January 13, 1992 were merged into the Plan. The Plan is administered by the Plan's advisory committee composed of three employees approved by the SOCO Board of Directors. Employees become eligible to participate in the Plan on an entry date at least four months following the later of the date the employee first performs an hour of service or attains age
18. The entry dates for the Plan are January 1 and July 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to April 1996, Wells Fargo Institutional Trust Company served as the Trustee of the Plan. In April 1996, Amendment No. 2 to the Plan was adopted which, among other things, named Barclays Global Investors ("the Trustee") as the Trustee of the Plan upon their acquisition of Wells Fargo Institutional Trust Company.

Prior to 1996, SOCO owned stock of DelMar Petroleum, Inc. ("DelMar"). During 1996, SOCO acquired the remaining outstanding stock of DelMar. Effective October 31, 1996, the DelMar 401(k) plan assets, originally effective January 13, 1992, were merged into the Plan.

The Plan allows participants several investment options in which to invest their individual and employer contribution accounts which can be changed at anytime throughout the year. Investment income is allocated to participants based upon the ratio of their participant account balance to the total participants' accounts in a manner defined by the Plan agreement.

Participant Contributions

Subject to certain maximum limitations imposed by the Internal Revenue Code, a participant may elect to contribute to the Plan up to 15% of his or her annual pretax compensation. A participant may change the applicable percentage or completely suspend his or her contributions at any time in accordance with Plan policies. The Plan also allows employees to "rollover" contributions from another qualified plan to the Plan.

Employer Contributions

Employer contributions to the Plan are entirely discretionary and determined on an annual basis independently by each of the employers' Board of Directors.
Employer contributions are allocated to participants of each employer independently based upon annual compensation in a manner defined by the Plan agreement.

Vesting

Participants are fully vested at all times in their individual contribution accounts. Vesting in Employer contribution accounts is based on years of service. A participant is 40% vested after two years, 80% after three years, and 100% after four or more years of service. In addition, participants also become fully vested in their employer contribution accounts upon retirement, at or after age 55, or upon death or total disability of the participant.

Forfeitures

The nonvested amounts in a participant's employer contribution account are forfeited to the Plan upon termination. Such forfeitures are allocated to the remaining participants of the respective employer based upon annual compensation in a manner defined by the Plan agreement to the Plan.

Distributions

Distribution of the participant's entire account becomes due upon retirement, at or after age 55, or upon death or total disability. Such account balances may be distributed either in a lump-sum distribution or in installments, as described in the Plan agreement. Participants are entitled to receive the balance of their individual contribution account plus their vested interest in their employer contribution account upon termination of employment. Participants may make hardship withdrawals from their individual contribution account, subject to certain restrictions. Participants may also receive loans from the Plan secured by the participant's account for up to 50% of their vested balance. Each loan is evidenced by a note providing for repayment over a maximum of 5 or 10 years depending on the purpose of the loan as defined by the Plan agreement and providing for interest at a reasonable rate.

Federal Income Taxes

The Plan received a determination letter from the Internal Revenue Service dated May 9, 1995, confirming that the Plan, and related trust, as amended in October 1994, is exempt from federal income taxes under Sections 401(a) and 501(a) of the Internal Revenue Code.

Plan Termination

Although it has expressed no intention to do so, the employers may suspend or discontinue contributions under the Plan and has reserved the right to terminate the Plan subject to provisions of ERISA. In the event of full or partial termination of the Plan, participants will become fully vested in their individual and Employer contribution accounts and will be entitled to distributions of their entire accounts according to the Plan document and ERISA.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments

The Plan's investments are held by bank-administered trust funds, issued by the Trustee, and are recorded at fair market value as determined by market quotations.

Individual investments with a fair value greater than 5% of total net assets available for Plan benefits consisted of the following fair values:

                                                                                         December 31,
                                                                                   1996                1995
                                                                             ---------------     ----------------

     Growth Stock Fund                                                         $ 5,160,894          $ 3,764,303
     Asset Allocation Fund                                                       3,807,673            4,206,471
     S&P 500 Stock Fund                                                          3,304,654            2,552,758
     Money Market Fund                                                           1,615,225            1,267,440
     Snyder Oil Corporation Stock                                                1,502,269               *
     Short-Intermediate Term Fund                                                1,329,346            1,214,214

     * Represents less than 5% of total net assets available for Plan benefits.

The net realized and unrealized appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for plan benefits with fund information for the years ended December 31, 1996, 1995, and 1994, consisted of the following:

                                                                           Net Appreciation (Depreciation)
                                                                   -----------------------------------------------
                                                                        1996           1995             1994
                                                                   --------------  --------------  ---------------


       Marketable equity securities                                   $1,133,916      $1,595,312     $     56,799
       U.S. government and corporate debt
            securities and bonds                                          30,110         149,850          (34,501)
       Asset Allocation Fund                                             385,073         926,958          (86,024)
       Snyder Oil Corporation stock                                      530,358        (111,928)        (106,017)
       Patina Oil Corporation stock                                       38,518          -                 -
                                                                      ----------      ----------      -----------

            Net realized and unrealized
                 appreciation (depreciation)
                 in fair value of investments                         $2,117,975      $2,560,192      $  (169,743)
                                                                      ==========      ==========      ===========

The Asset Allocation Fund invests in a changing mix of stocks, bonds, and money market securities. At December 31, 1996, the mix was 60% in bonds and 40% in equity securities. From the financial information available, it is not possible to determine the net realized and unrealized appreciation (depreciation) in each type of investment (i.e., stocks).

In accordance with Department of Labor regulations, realized gains (losses) on plan assets sold during the year are calculated as the excess of sales price over the fair value of the assets at the beginning of the plan year in which the asset is sold.

Cost of Administration

The employers have paid for the majority of the expenses related to the administration of the Plan, but are not obligated to do so. The employers will not require reimbursement for these expenses. Any such expenses not paid by the employers shall be paid from the Plan assets.

Distributions to be Paid

As discussed in Note 1, participants are entitled to receive the balance of their individual contribution account plus their vested interest in their employer contribution account upon termination of employment. However, if their total vested balance exceeds $3,500 as defined in the Plan agreement, they may elect to continue to invest it through the Plan. Distributions that terminated employees are entitled to by fund at December 31, 1996 and 1995, are as follows:

                                                                                         December 31,
                                                                            --------------------------------------
                                                                                  1996                  1995
                                                                            ----------------      ----------------

     Growth Stock Fund                                                          $1,065,563           $   240,145
     Asset Allocation Fund                                                         996,950               351,671
     S&P 500 Stock Fund                                                            954,620               280,840
     Short-Intermediate Term Fund                                                  374,493               275,603
     Snyder Oil Corporation Stock Fund                                             317,248                49,933
     Money Market Fund                                                             222,041               145,736
     International Equity Fund                                                     102,253                -
     Patina Oil Corporation Stock Fund                                               5,129                -
                                                                                ----------            ----------
                                                                                $4,038,297            $1,343,928
                                                                                ==========            ==========

Distributions are deducted from net assets available for plan benefits when paid. As such, no accrual is provided for distributions to be paid.

(3)    EXPLANATION OF DIFFERENCES BETWEEN THE FORM 5500 AND THE
       AUDITED FINANCIAL STATEMENTS

Benefits payable in the amount of $238,347 and $163,079 included on Form 5500 for the Plan years ended December 31, 1996 and 1995, differed from the corresponding balances on the audited financial statements. The differences occurred due to the timing of certain accruals. However, the differences are, both individually and in the aggregate, immaterial to the financial statements taken as a whole.

                                                                                                 SCHEDULE I

                          SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                                ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS
                                       HELD FOR INVESTMENT PURPOSES

                                          AS OF DECEMBER 31, 1996

                                               EIN: 75-2306158
                                               Plan Number: 001

(a)            (b)                            (c)                              (d)                 (e)
           Identity of                   Description of                                          Current
         Issue, Borrower                   Investment                          Cost               Value
--- --------------------------   --------------------------------       ------------------   -----------------

 *  Barclays  Global Investors   Growth Stock Fund                          $4,712,583          $5,160,894
 *  Barclays  Global Investors   Asset Allocation Fund                       3,451,269           3,807,673
 *  Barclays  Global Investors   S & P 500 Stock Fund                        2,797,436           3,304,654
 *  Barclays  Global Investors   Money Market Fund
                                   (average rate of return 5.14%)            1,615,225           1,615,225
 *  Snyder Oil Corporation       Snyder Oil Corporation Stock
                                   Fund ($.01 par value)                       973,174           1,502,269
 *  Barclays  Global Investors   Short-Intermediate Term Fund                1,299,729           1,329,346
 *  Barclays  Global Investors   International Equity Fund                     815,851             831,744
 *  Patina Oil Corporation       Patina Oil Corporation Stock
                                   Fund ($.01 par value)                       104,341             142,217
 *  Participant Loans            Participant Loans
                                   (7% to 12% interest rates)                     -                274,081
                                                                         -----------------   -----------------

                                                                           $15,769,608         $17,968,103
                                                                         =================   =================













                      This supplemental schedule lists assets held for investment purposes at December 31, 1996, as required by the Department of Labor
                              Rules and Regulations for Reporting and Disclosure.


*  Column (a) indicates each identified person/entity known to be a party-in-interest.


                                                                                                                 SCHEDULE II

                                SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                             ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                                            FOR THE YEAR ENDED DECEMBER 31, 1996

                                                       EIN: 75-2306158
                                                       Plan Number: 001

         (a)              (b)                                             (c)          (d)             (g)             (i)
     Identity of      Description      Description of     Number of     Purchase     Selling         Cost of        Net Gain
    Party Involved      of Asset        Transactions     Transactions     Price       Price           Asset         or (Loss)
    --------------    -----------      --------------    ------------   --------    ----------    -------------   -------------


INDIVIDUAL TRANSACTIONS:
    None in excess of 5% of the fair value of Plan assets at the beginning of the year.

SERIES OF TRANSACTIONS:
    Barclays Global Investors-
                 Growth Stock Fund           Purchases       59         $1,855,762   $     -         $1,855,762      $    -
                 Growth Stock Fund           Sales           59               -         992,370         715,157        277,213

    Barclays Global Investors-
                 Asset Allocation Fund       Purchases       55            789,980         -            789,980           -
                 Asset Allocation Fund       Sales           62               -       1,573,851       1,281,446        292,405

    Barclays Global Investors-
                 S & P 500 Stock Fund        Purchases       61          1,144,688         -          1,144,688           -
                 S & P 500 Stock Fund        Sales           54               -         979,109         715,720        263,389

    Barclays Global Investors-
                 Money Market Fund           Purchases       50          1,199,084         -          1,199,084           -
                 Money Market Fund           Sales           61               -         918,892         918,892           -

    Barclays Global Investors-
                 Snyder Stock Fund           Purchases       43            548,306         -            548,306           -
                 Snyder Stock Fund           Sales           56               -         152,857         202,118        (49,261)

    Barclays Global Investors-
                 International Equity Fund   Purchases       41            926,069         -            926,069           -
                 International Equity Fund   Sales            7               -         108,725         110,218         (1,493)






                       This schedule lists all individual transactions and series of transactions in excess of
                        5% of the fair value of Plan assets at the beginning of the year as required by the
                          Department of Labor Rules and Regulations for Reporting and Disclosure.

(e & f)  Do not apply as there are no Lease Rentals or Transaction Expenses.

(h)         The current value on the date of each transaction is equal to the purchase price or selling price respectively.

                                   SIGNATURES



       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.




                                          SNYDER OIL CORPORATION PROFIT
                                          SHARING AND SAVINGS PLAN



                                          By /s/ James H. Shonsey
                                            --------------------------------
                                            James H. Shonsey, Vice President
















June 4, 1997